Room 4561

June 8, 2006

Mr. Peter J. Ungaro
Chief Executive Officer and President
Cray, Inc.
411 First Avenue South
Suite 600
Seattle, WA 98104-2860

  Re: **Cray, Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2004
    Filed April 1, 2005
    Form 10-Q for the Quarter Ended June 30, 2005
    Filed August 9, 2005
    Form 8-K filed February 7, 2005
    Form 8-K filed April 15, 2005
    Form 12b-25 filed March 17, 2006
    File No. 000-26820

Dear Mr. Ungaro:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kathleen Collins
        Accounting Branch Chief